Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2009	2008	2007	2006	2005
Income Before Noncontrolling Interest in Subsidiaries	$15,936	$27,432	$45,985	$42,095	$21,853
Add:
Distributed Income of Equity Investees	3,836	6,389	5,934	2,872	1,964
Fixed Charges and Preferred Dividends Excluding
Capitalized Interest	31,392	36,811	46,054	52,338	49,342
Amortization of Capitalized Interest	212	162	139	130	123
Deduct:
Gain on Sale of Real Estate	(7,896)	(19,132)	(32,643)	(23,388)	(1,136)
Preferred Dividends	—	—	(3,146)	(6,655)	(6,655)
Equity in Earnings of Equity Investees	(1,328)	(2,506)	(2,496)	(3,002)	(2,400)

	$42,152	$49,156	$59,827	$64,390	$63,091

Fixed Charges:
Interest Expense including Amortization of Debt Costs	$31,088	$36,518	$42,609	$45,409	$42,421
Capitalized Interest	2,116	1,577	2,881	1,431	741
Interest Factor in Rental Expense	304	293	299	274	266

Total Fixed Charges	$33,508	$38,388	$45,789	$47,114	$43,428
Preferred Stock Dividends	—	—	3,146	6,655	6,655

Total Fixed Charges and Preferred Dividends	$33,508	$38,388	$48,935	$53,769	$50,083

Ratio of Earnings to Combined Fixed Charges	1.26	1.28	1.31	1.37	1.45
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.26	1.28	1.22	1.20	1.26